               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*


                          Faircom Inc.
_________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $.01 par value
_________________________________________________________________
                  Title of Class of Securities)


                           303762-10-8
_________________________________________________________________
                         (CUSIP Number)


                          John H. Wyant
                         2000 PNC Center
                      201 East Fifth Street
                     Cincinnati, Ohio  45202
                         (513) 723-2300
_________________________________________________________________
          Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 30, 1997
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 6 Pages
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CUSIP No. 303762-10-8          13D                  2 of 6 pages
_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                              Blue Chip Venture Company, Ltd.
                              31-1480937
_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) ___
     (b)  X

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC
_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) ___

_________________________________________________________________
6)   Citizenship or Place of Organization

                              Ohio
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power        19,012,000 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power             -0- |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power   19,012,000 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power        -0- |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                           19,012,000
_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)  ___

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              72.05
_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               PN
Item 1.   Security and Issuer
          ___________________

          This statement relates to the Common Stock, $.01 par value ("Common Stock"), of Faircom Inc. (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

               Faircom Inc.
               333 Glen Head Road
               Old Brookville, New York 11545


Item 2.   Identity and Background
          _______________________

          The person filing this statement is Blue Chip Venture
Company Ltd., an Ohio limited liability company ("Blue Chip").
Blue Chip's business address is 2000 PNC Center, 201 East Fifth
Street, Cincinnati, Ohio 45202.

          The members and managers of Blue Chip and their principal occupations are set forth below.

Name                Principal Occupation
____                ____________________

John H. Wyant       Manager, Blue Chip and President
                    Blue Chip Venture Company

Z. David Patterson  Manager, Blue Chip and Executive
                    Vice President, Blue Chip Venture Company

John McIlwraith     Manager, Blue Chip

All of such persons are citizens of the United States. The address of all such persons is c/o Blue Chip at the address set forth above. During the last five years none of such persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Blue Chip is the general partner of Blue Chip Capital Fund II Limited Partnership ("Blue Chip II") and a special limited partner and portfolio manager of Miami Valley Venture Fund L.P. ("Miami Valley"). In such capacity, Blue Chip exercises sole voting and dispositive power over all securities held by both funds.


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Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          The source of funds used by Blue Chip to purchase
Common Stock for Blue Chip II and Miami Valley is their respective working capital.


Item 4.   Purpose of Transaction.
          ______________________

          The purpose of the acquisition of the Common Stock is investment. Blue Chip may acquire additional shares of Common Stock or dispose of shares if it deems such transaction to be financially advantageous. Blue Chip also reserves the right to change such intent if circumstances change. Except as described below, Blue Chip currently has no plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

     The Issuer has agreed to use its best efforts to cause the shareholders of the Issuer to elect to its Board of Directors two nominees proposed by Blue Chip II and Miami Valley. The Issuer has also agreed that, if it does not, on or before January 1, 1998, consummate a merger of the Issuer with another corporation on terms acceptable to Blue Chip II and Miami Valley, then upon notice from Blue Chip II and Miami Valley, the Issuer will take all action necessary to liquidate the Issuer and each of its subsidiaries on terms and conditions acceptable to Blue Chip II and Miami Valley, such approval not to be unreasonably withheld.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          The following table sets forth information with respect to the shares of Common Stock of which Blue Chip has or shares beneficial ownership:
                                                  Percent of
Record Owner             Number of Shares         Outstanding
____________             ________________         ___________

Blue Chip II              16,160,200(1)(3)           61.24

Miami Valley               2,851,800(2)(3)           10.81
                          __________                 _____

     Total                19,012,000                 72.05

(1) As general partner of Blue Chip II, Blue Chip has sole voting power and dispositive power with respect to these shares.

(2) As a special limited partner of Miami Valley, Blue Chip has sole voting power and dispositive power with respect to these shares.

(3) All of such shares of Common Stock are beneficially owned pursuant to the right to convert (a) $5.0 million principal amount of the Issuer's Class A Convertible Subordinated Promissory Notes due July 1, 2002, of which $4,250,000 principal amount are held of record by Blue Chip II and $750,000 are held of record by Miami Valley and (b) $5.0 million principal amount of the Issuer's Class B Convertible Subordinated Promissory Notes due July 1, 2002, of which $4,250,000 principal amount are held of record by Blue Chip II and $750,000 are held of record by Miami Valley (collectively, the "Notes").

          The following table sets forth information with respect to all transactions with respect to the Common Stock in which Blue Chip has engaged in the last 60 days.

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Date                Shares Purchased         Price Per Share
____                ________________         _______________

6/30/97                       (1)

(1) Represents purchase of $10.0 million principal amount of the Notes at a price equal to their principal amount.

All of the Notes were acquired from the Issuer pursuant to the Securities Purchase Agreement dated as of June 30, 1997 among Blue Chip II, Miami Valley, the Issuer, Faircom Flint Inc. and Faircom Mansfield Inc. (the "Securities Purchase Agreement").

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of Issuer.
          __________________________________________________

          All of the Notes and the Common Stock subject thereto are subject to the terms of the Securities Purchase Agreement, a copy of which is attached as Exhibit 1 hereto and which is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          1.  Securities Purchase Agreement dated as of June 30,
1997 among Blue Chip II, Miami Valley, the Issuer, Faircom Flint
Inc. and Faircom Mansfield Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BLUE CHIP VENTURE COMPANY LTD.


September 25, 1997            By: /s/ John H. Wyant
__________________                John H. Wyant
    Date                          Member and Manager